UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 1

to

SCHEDULE 13E-3

Rule 13e-3 Transaction Statement under Section 13(e)

of the Securities Exchange Act of 1934

PennTex Midstream Partners, LP

(Name of the Issuer)

PennTex Midstream GP, LLC

PennTex Midstream Partners, LP

(Name of Person Filing Statement)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

709311104

(CUSIP Number of Class of Securities)

Todd Carpenter

PennTex Midstream GP, LLC

8111 Westchester Drive, Suite 600

Dallas, Texas 75225

(832) 456-4000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Ryan J. Maierson Debbie P. Yee Latham & Watkins LLP 811 Main Street, Suite 3700 Houston, Texas 77002 (713) 546-5400	Joshua Davidson Andrew J. Ericksen Baker Botts L.L.P. 910 Louisiana Street Houston, Texas 77002 (713) 229-1234

This statement is filed in connection with (check the appropriate box):

☐	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☒	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**

$280,253,200	$32,481.35

*	Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of all outstanding common units representing limited partner interests (the “Common Units”) of PennTex Midstream Partners, LP (“PennTex”) not owned by Energy Transfer Partners, L.P. at a purchase price of $20.00 per Common Unit, net to the seller in cash. On May 1, 2017, 20,714,256 Common Units were outstanding, of which 6,701,596 are owned by Energy Transfer Partners, L.P. Accordingly, this calculation assumes the purchase of 14,012,660 Common Units.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory # 1 for Fiscal Year 2017 issued by the Securities and Exchange Commission, by multiplying the transaction valuation by 0.0001159.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$32,481.35

Form or Registration No.:	Schedule TO (File No. 005-88873)

Filing Party:	Energy Transfer Partners, L.P.

Date Filed:	May 18, 2017

Neither the Securities and Exchange Commission nor any state securities commission has: approved or disapproved of the transaction contemplated herein; passed upon the merits or fairness of such transaction; or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

INTRODUCTION

This Amendment No. 1 (the “Amendment”) to the Transaction Statement on Schedule 13E-3 filed by PennTex Midstream Partners, LP, a Delaware limited partnership (the “Partnership,” “we,” or “us”), and PennTex Midstream GP, LLC, the general partner of the Partnership (the “General Partner”), with the Securities and Exchange Commission on June 7, 2017 (the “Original Schedule 13E-3” and, as amended by the Amendment, this “Schedule 13E-3”), relates to the offer by Energy Transfer Partners, L.P., a Delaware limited partnership (“ETP”), to purchase all outstanding common units representing limited partner interests (the “Common Units”) of the Partnership not owned by ETP, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 18, 2017 (as amended to date, the “Offer to Purchase”) and in the related letter of transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). This Amendment is being filed by the General Partner and the Partnership, which is the issuer of the Common Units.

In response to the Offer, the Partnership filed a Solicitation/Recommendation Statement on Schedule 14D-9 on June 2, 2017, Amendment No. 1 thereto on June 13, 2017 and Amendment No. 2 thereto on June 19, 2017 (collectively, the “Schedule 14D-9”). The information contained in the Schedule 14D-9 and the Offer to Purchase, including all schedules, annexes and exhibits thereto, copies of which are attached as exhibits hereto, is expressly incorporated by reference to the extent such information is required in response to the items of this Schedule 13E-3, and is supplemented by the information specifically provided herein. The responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Schedule 14D-9 and the Offer to Purchase. All information contained or incorporated by reference in this Schedule 13E-3 concerning the General Partner, the Partnership and ETP has been provided by such person and not by any other person.

SPECIAL FACTORS

Purposes, Alternatives, Reasons and Effects

(a)	Purposes. The information set forth in the Schedule 14D-9 under “Item 7. Purpose of the Transaction and Plans or Proposals” and the information in the Offer to Purchase under “Summary Term Sheet,” “Introduction,” “Special Factors—Background of the Offer” and “Special Factors—Purposes, Reasons and Plans for PennTex After the Exercise of the Limited Call Right” is incorporated herein by reference.

(b)	Alternatives. The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation—Background of the Offer” and “Item 4. The Solicitation or Recommendation—Reasons for the Determination and Recommendation of the Conflicts Committee,” and the information set forth in the Offer to Purchase under “Special Factors—Background of the Offer” and “Special Factors—Purpose of and Reasons for the Offer; After the Offer and the Exercise of the Limited Call Right; Consideration of Alternatives” is incorporated herein by reference.

(c)	Reasons. The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation— Reasons for the Determination and Recommendation of the Conflicts Committee,” “Item 4. The Solicitation or Recommendation—Opinion of Evercore Group L.L.C.—Financial Advisor to the Conflicts Committee,” “Item 4. The Solicitation or Recommendation—Management Forecast” and “Annex A—Opinion of Evercore Group L.L.C., dated June 1, 2017,” and the information set forth in the Offer to Purchase under “Special Factors—Background of the Offer” and “Special Factors—Purpose of and Reasons for the Offer; After the Offer and the Exercise of the Limited Call right; Consideration of Alternatives” is incorporated herein by reference.

Projections of non-GAAP Adjusted EBITDA and Distributable cash flow set forth in “Item 4. The Solicitation or Recommendation—Management Forecast” of the Schedule 14D-9 have been made based upon prior results and as a result of the assumptions set forth therein, and thus have not been prepared on the basis of full projected financial statements. Accordingly, the Partnership is unable to provide line item disclosure without unreasonable effort because the projections were not prepared on a line-item basis.

(d)	Effects. The information set forth in the Schedule 14D-9 under “Item 8. Additional Information—Limited Call Right” and the information set forth in the Offer to Purchase under “Summary Term Sheet,” “Introduction,” “Special Factors—Purposes, Reasons and Plans for PennTex After the Exercise of the Limited Call Right,” “The Tender Offer—Possible Effects of the Offer on the Market for PennTex Common Units; Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations,” “The Tender Offer—Appraisal Rights; “Going-Private” Rules,” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

Fairness of the Transaction

(a)	Fairness. The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation” is incorporated herein by reference.

(b)	Factors Considered in Determining Fairness. The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation—Reasons for the Determination and Recommendation of the Conflicts Committee,” “Item 4. The Solicitation or Recommendation—Opinion of Evercore Group L.L.C.—Financial Advisor to the Conflicts Committee,” “Item 4. The Solicitation or Recommendation—Management Forecast” and “Annex A—Opinion of Evercore Group L.L.C., dated June 1, 2017” and the information set forth in Exhibit (c)(3) attached hereto is incorporated herein by reference.

Projections of non-GAAP Adjusted EBITDA and Distributable cash flow set forth in “Item 4. The Solicitation or Recommendation—Management Forecast” of the Schedule 14D-9 have been made based upon prior results and as a result of the assumptions set forth therein, and thus have not been prepared on the basis of full projected financial statements. Accordingly, the Partnership is unable to provide line item disclosure without unreasonable effort because the projections were not prepared on a line-item basis.

(c)	Approval of Security Holders. The information set forth in the Schedule 14D-9 under “Item 2. Identity and Background of Filing Person—Tender Offer” and the information set forth in the Offer to Purchase under “Summary Term Sheet—What are the most significant conditions to the offer?,” “Introduction,” and “The Tender Offer—Conditions to the Offer” is incorporated herein by reference.

(d)	Unaffiliated Representative. An unaffiliated representative was not retained for the purpose of representing unaffiliated security holders in negotiating the terms of the offer, or preparing a report concerning the fairness of the transaction.

(e)	Approval of Directors. The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation—Recommendation,” “Item 4. The Solicitation or Recommendation—Reasons for the Determination and Recommendation of the Conflicts Committee” and “Item 4. The Solicitation or Recommendation—Background of the Offer” is incorporated herein by reference.

(f)	Other Offers. Not applicable.

Reports, Opinions, Appraisals and Negotiations

(a)-(b)	Reports, Opinion or Appraisal; Preparer and Summary of the Report. The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation—Background of the Offer,” “Item 4. The Solicitation or Recommendation—Opinion of Evercore Group L.L.C.—Financial Advisor to the Conflicts Committee,” “Item 5. Persons/Assets, Retained, Employed, Compensated or Used” and “Annex A—Opinion of Evercore Group L.L.C., dated June 1, 2017” and the information set forth in Exhibits (c)(2) and (c)(3) attached hereto is incorporated herein by reference.

(c)	Availability of Documents. Copies of the report, opinion or appraisal referenced in Item 9 of this Schedule 13E-3 will be made available for inspection and copying at the Partnership’s principal executive offices located at 8111 Westchester Drive, Suite 600, Dallas Texas 75225 during regular business hours by any unitholder or unitholder representative who has been so designated in writing.

Item 1.	Summary Term Sheet

Regulation M-A Item 1001

The information set forth in the Offer to Purchase under “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information

Regulation M-A Item 1002

(a)

Name and Address. The information set forth in the Schedule 14D-9 under “Item 1. Subject Company Information—Name and Address” is incorporated herein by reference.

(b)

Securities. The information set forth in the Schedule 14D-9 under “Item 1. Subject Company Information—Securities” is incorporated herein by reference.

(c)

Trading Market and Price. The information set forth in the Offer to Purchase under “The Tender Offer—Price Range of PennTex Common Units; Distributions on PennTex Common Units” is incorporated herein by reference.

(d)

Dividends. The information set forth in the Offer to Purchase under “The Tender Offer—Price Range of PennTex Common Units; Distributions on PennTex Common Units” is incorporated herein by reference. Other than as set forth in the First Amended and Restated Agreement of Limited Partnership of PennTex Midstream Partners, LP dated as of June 9, 2015, there are no restrictions on the Partnership’s current or future ability to pay distributions with respect to the Common Units.

(e)

Prior Public Offerings. On June 9, 2015, the Partnership completed its initial public offering of 11,250,000 Common Units at a price of $20.00 per Common Unit, and the Partnership subsequently issued and sold 644,462 Common Units pursuant to the partial exercise of the underwriters’ over-allotment option. The Partnership received net proceeds from the offering (including pursuant to the over-allotment option) of approximately $223 million.

(f)

Prior Stock Purchases. None.

Item 3.	Identity and Background of the Filing Person

Regulation M-A Item 1003

(a)

Name and Address. The Partnership is the subject company and the General Partner is the general partner of the Partnership. The information set forth in the Schedule 14D-9 under “Item 1. Subject Company Information” is incorporated herein by reference.

(b)

Business and Background of Entities. The information set forth in the Offer to Purchase under “The Tender Offer—Certain Information Concerning PennTex” is incorporated herein by reference.

(c)

Business and Background of Natural Persons. The information set forth in the Offer to Purchase under “The Tender Offer—Certain Information Concerning PennTex” is incorporated herein by reference. During the past five years, none of the directors and executive officers of the General Partner or the Partnership have been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws.

Name	Citizenship	Position with the General Partner	Position with the Offeror
Kelcy L. Warren	USA	Chief Executive Officer	Chief Executive Officer and Chairman of the Board of Directors

Matthew S. Ramsey	USA	Chairman, President & Chief Operating Officer	Director, President and Chief Operating Officer

Thomas E. Long	USA	Chief Financial Officer and Director	Chief Financial Officer

A. Troy Sturrock	USA	Senior Vice President, Controller & Principal Accounting Officer	Senior Vice President, Controller and Principal Accounting Officer

Marshall S. (Mackie) McCrea, III	USA	Director	Director and ETE Group Chief Operating Officer and Chief Commercial Officer

Thomas P. Mason	USA	Director	None

Robert W. Jordan	USA	Director	None

Richard S. Walker	USA	Director	None

David C. Lawler	USA	Director	None

Kelcy L. Warren is the Chief Executive Officer of the General Partner, having served in that capacity since November 2016. Mr. Warren is the Chief Executive Officer and Chairman of the board of directors of ETP’s general partner and has served in that capacity since August 2007. Mr. Warren also serves as the Chairman of the board of directors of Energy Transfer Equity, L.P.’s (“ETE”) general partner and has served in that capacity since August 2007. Prior to that, Mr. Warren had served as the Co-Chief Executive Officer and Co-Chairman of the board of directors of ETP’s general partner since January 2004. Prior to January 2004, Mr. Warren served as President of the general partner of ET Company I, Ltd., having served in that capacity since 1996. From 1996 to 2000, he also served as a director of Crosstex Energy, Inc. From 1993 to 1996, he served as President, Chief Operating Officer and as a director of Cornerstone Natural Gas, Inc. Mr. Warren has more than 25 years of business experience in the energy industry.

Matthew S. Ramsey is a director and the Chairman, President & Chief Operating Officer of the General Partner, having served in that capacity since November 2016. He has served as a director of the general partner of ETE since July 2012 and as a director of ETP’s general partner since November 2015. Mr. Ramsey has served as President and Chief Operating Officer of ETP’s general partner since November 2015. Mr. Ramsey is also the chairman of the board of directors of the general partner of Sunoco LP (“SUN”) and has served in that capacity since April 2015. Mr. Ramsey previously served as President of RPM Exploration, Ltd., a private oil and gas exploration partnership generating and drilling 3-D seismic prospects on the Gulf Coast of Texas. Mr. Ramsey is currently a director of RSP Permian, Inc. (NYSE: RSPP), where he serves as chairman of the compensation committee and as a member of the audit committee.

Thomas E. Long is a director and the Chief Financial Officer of the General Partner, having served in that capacity since November 2016. He has served as the Group Chief Financial Officer of ETE’s general partner since February 2016 and as the Chief Financial Officer of ETP’s general partner since April 2015. Since May 2016, Mr. Long has served as a director of the general partner of SUN. Mr. Long previously served as Executive Vice President and Chief Financial Officer of Regency GP LLC from November 2010 to April 2015. From May 2008 to November 2010, Mr. Long served as Vice President and Chief Financial Officer of Matrix Service Company. Prior to joining Matrix, he served as Vice President and Chief Financial Officer of DCP Midstream Partners, LP, a publicly traded natural gas and natural gas liquids midstream business company. From 1998 to 2005, Mr. Long served in several executive positions with subsidiaries of Duke Energy Corp., one of the nation’s largest electric power companies.

A. Troy Sturrock has served as a Senior Vice President of the General Partner since November 2016 and as the Controller and Principal Accounting Officer of the General Partner since January 2017. He is the Senior Vice President, Controller and Principal Accounting Officer of ETP’s general partner and has served as the Principal Accounting Officer since February 2016. Mr. Sturrock previously served as Vice President and Controller of Regency GP LLC from February 2008, and in November 2010 was appointed as the Principal Accounting Officer. From June 2006 to February 2008, Mr. Sturrock served as the Assistant Controller and Director of Financial Reporting and tax for Regency GP LLC. From January 2004 to June 2006, Mr. Sturrock was associated with the Public Company Accounting Oversight Board, where he was an inspection specialist in the division of registration and inspections. Mr. Sturrock served in various roles at PricewaterhouseCoopers LLP from 1995 to 2004, most recently as a Senior Manager in the audit practice specializing in the transportation and energy industries. Mr. Sturrock is a Certified Public Accountant.

Marshall S. (Mackie) McCrea, III has served as a director of the General Partner since November 2016. Mr. McCrea has served as a director of ETP’s general partner since December 2009. He is the Group Chief Operating Officer and Chief Commercial Officer of ETE’s general partner and has served in that capacity since November 2015. Prior to that, he was the President and Chief Operating Officer of ETP’s general partner and served in that capacity from June 2008 to November 2015. Prior to that, he served as President – Midstream of ETP’s general partner from March 2007 to June 2008. Previously he served as the Senior Vice President – Commercial Development for ETP and its predecessors since January 2004. Mr. McCrea also currently serves as a director of the general partner of ETE.

Thomas P. Mason has served as a director of the General Partner since November 2016. He has served as Executive Vice President and General Counsel of the general partner of ETE since December 2015. Mr. Mason served as Senior Vice President, General Counsel and Secretary of ETP’s general partner from April 2012 to December 2015. Mr. Mason previously served as Vice President, General Counsel and Secretary of ETP’s general partner from June 2008 until April 2012 and as General Counsel and Secretary of ETP’s general partner from February 2007. Prior to joining ETP, he was a partner in the Houston office of Vinson & Elkins. Mr. Mason has specialized in securities offerings and mergers and acquisitions for more than 25 years.

Robert W. Jordan has served as a director of the General Partner since June 2015. Ambassador Jordan has served as the Diplomat in Residence and Adjunct Professor of Political Science in the John G. Tower Center for Political Studies at Southern Methodist University since September 2005. Ambassador Jordan served as U.S. Ambassador to Saudi Arabia from 2001 until 2003. Prior to and following his diplomatic service, Ambassador Jordan was a partner in the international law firm Baker Botts L.L.P. for many years and headed the firm’s Middle East practice based in Dubai between 2010 and 2014. Ambassador Jordan received an A.B. in Political Science from Duke University in 1967 and an M.A.in Government and Politics from the University of Maryland in 1971. He received a J.D. from the University of Oklahoma in 1974.

Richard S. Walker has served as a director and Chairman of the Audit Committee of the General Partner since July 2015. Mr. Walker serves as the Managing Partner in the Houston office of DHR International, a leading global executive search firm. Prior to entering the executive search industry in 2005, Mr. Walker was a Managing Director with JPMorgan directing investment banking relationships with a variety of energy industry clients in the exploration and production, midstream and power sectors. Mr. Walker worked with JPMorgan and its predecessors from 1994 to 2005. From 1981 to 1994, Mr. Walker worked in the energy banking sector with predecessors of JPMorgan and Bank of America. From 2007 until its going private transaction in October 2012, Mr. Walker served as a director and member of the audit and compensation committees of Venoco, Inc., a publicly-traded E&P company based in Denver, and served as chairman of its audit committee from November 2012 until August 2015. Mr. Walker served as an advisory director of ASCENDE, a privately held employee benefits consulting firm, from 2014 until its sale in January 2016. Mr. Walker currently serves on the board of directors of Strake Jesuit College Preparatory in Houston. Mr. Walker holds a BBA from Loyola University, New Orleans and a MBA from Bowling Green State University. Mr. Walker is a Certified Public Accountant in the State of Texas.

David C. Lawler has served as a director of the General Partner since November 2015. Mr. Lawler currently serves as Chief Executive Officer of BP’s US Lower 48 Onshore business. Prior to joining BP in September 2014, Mr. Lawler was the Executive Vice President and Chief Operating Officer of SandRidge Energy, Inc., an independent oil and gas producer based in Oklahoma City. Before joining SandRidge in 2011, Mr. Lawler was the CEO and President of Post Rock Energy Corporation, another independent oil and gas company in Oklahoma. He began his career as a Production Engineer at Conoco before moving to Burlington Resources, and spent 10 years at Shell Exploration and Production Company in roles of increasing responsibility, including Business Planning for the Americas and Engineering and Operations Manager for the US Gulf Coast business unit. He holds a Bachelor of Science in Petroleum Engineering from the Colorado School of Mines and an MBA from Tulane University.

Item 4.	Terms of the Transaction

Regulation M-A Item 1004(a) and (c) through (f)

(a)

(1) Material Terms (Tender Offers).

(a)(1)(i) The information set forth in the Offer to Purchase under “Summary Term Sheet—How many PennTex common units are you offering to purchase?” and “Introduction” is incorporated herein by reference.

(a)(1)(ii) The information set forth in the Offer to Purchase under “Summary Term Sheet—What will I receive in exchange for the PennTex common units that I tender into the offer?” is incorporated herein by reference.

(a)(1)(iii) The information set forth in the Offer to Purchase under “Summary Term Sheet—How long do I have to tender my PennTex common units in the offer?” and “The Tender Offer—Terms of the Offer” is incorporated herein by reference.

(a)(1)(iv) The information set forth in the Offer to Purchase under “Summary Term Sheet—Can the offer be extended, and under what circumstances?” and “The Tender Offer—Terms of the Offer” is incorporated herein by reference.

(a)(1)(v) The information set forth in the Offer to Purchase under “Summary Term Sheet—Can the offer be extended, and under what circumstances?” and “The Tender Offer—Terms of the Offer” is incorporated herein by reference.

(a)(1)(vi) The information set forth in the Offer to Purchase under “Summary Term Sheet—Can I withdraw PennTex common units that I previously tendered in the offer? Until what time may I withdraw previously tendered PennTex common units?” and “The Tender Offer—Withdrawal Rights” is incorporated herein by reference.

(a)(1)(vii) The information set forth in the Offer to Purchase under “Summary Term Sheet—How do I participate in the offer?” and “The Tender Offer—Procedures for Accepting the Offer and Tendering PennTex Common Units” is incorporated herein by reference.

(a)(1)(viii) The information set forth in the Offer to Purchase under “Summary Term Sheet—How do I participate in the offer?”, “The Tender Offer—Terms of the Offer,” “The Tender Offer—Acceptance for Payment and Payment for PennTex Common Units,” “The Tender Offer—Procedures for Accepting the Offer and Tendering PennTex Common Units” and “The Tender Offer—Conditions to the Offer” is incorporated herein by reference.

(a)(1)(ix) Not applicable.

(a)(1)(x) Not applicable.

(a)(1)(xi) Not applicable.

(a)(1)(xii) The information set forth in the Offer to Purchase under “The Tender Offer—Material U.S. Federal Income Tax Consequences” is incorporated herein by reference.

(a)

(2) Mergers or Similar Transactions.

(a)(2)(i)-(a)(2)(vii) Not applicable.

(c)

Different Terms. The information set forth in the Schedule 14D-9 under “Item 3. Past Contacts, Transactions, Negotiations and Agreements” and “Item 8. Additional Information—Limited Call Right” and the information set forth in the Offer to Purchase under “Summary Term Sheet,” “Special Factors—Section 2— Purpose of and Reasons for the Offer; Plans for PennTex After the Offer and the Exercise of the Limited Call Right; Consideration of Alternatives,” “Special Factors— Section 4— The Position of ETP Regarding the Fairness of the Offer and the Exercise of the Limited Call Right,” “Special Factors—Section 7—Certain Effects of the Offer and the Exercise of the Limited Call Right,” “Special Factors—Section 8—Purposes, Reasons and Plans for PennTex After the Exercise of the Limited Call Right,” “The Tender Offer—Section 8—Appraisal Rights; “Going-Private” Rules” is incorporated herein by reference.

(d)

Appraisal Rights. The information set forth in the Offer to Purchase under “Summary Term Sheet”, “The Tender Offer—Section 8—Appraisal Rights; ‘Going-Private’ Rules” is incorporated herein by reference.

(e)

Provisions for Unaffiliated Security Holders. Neither the General Partner nor the Partnership has made any arrangements in connection with the Offer to provide holders of Common Units access to their corporate files or to obtain counsel or appraisal services at their expense.

(f)

Eligibility for Listing or Trading. Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

Regulation M-A Item 1005(a) through (c) and (e)

(a)

Transactions. The information set forth in the Schedule 14D-9 under “Item 3. Past Contacts, Transactions, Negotiations and Agreements” and the information set forth in the Offer to Purchase under “Special Factors—Background of the Offer,” “Special Factors—Transactions and Arrangements Concerning the PennTex Common Units,” “Special Factors—Interests of Certain Persons in the Offer and the Exercise of the Limited Call Right,” and “Special Factors—Certain Relationships Between ETP and PennTex” is incorporated herein by reference.

(b)-(c) Significant Corporate Events; Negotiations or Contacts. The information set forth in the Schedule 14D-9 under “Item 3. Past Contacts, Transactions, Negotiations and Agreements,” “Item 4. The Solicitation or Recommendation—Background of the Offer” and “Item 7. Purposes of the Transaction and Plans or Proposals,” and the information set forth in the Offer to Purchase under “Special Factors—Background of the Offer,” “Special Factors—Transactions and Arrangements Concerning the PennTex Common Units,” “Special Factors—Interests of Certain Persons in the Offer and the Exercise of the Limited Call Right,” and “Special Factors—Certain Relationships Between ETP and PennTex” is incorporated herein by reference.

(e)

Agreements Involving the Subject Company’s Securities. The information set forth in the Schedule 14D-9 under “Item 3. Past Contacts, Transactions, Negotiations and Agreements” and the information set forth in the Offer to Purchase under “Special Factors—Transactions and Arrangements Concerning the PennTex Common Units” and “Schedule B—Ownership of PennTex Common Units by ETP and Certain Related Persons” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals

Regulation M-A Item 1006(b) and (c)(1) through (8)

(b)

Use of Securities. The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Introduction,” “Special Factors—Purpose of and Reasons for the Offer; After the Offer and the Exercise of the Limited Call Right; Consideration of Alternatives” and “The Tender Offer—Possible Effects of the Offer on the Market for PennTex Common Units; Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations” is incorporated herein by reference.

(c)

Plans.

(c)(1) The information set forth in the Schedule 14D-9 under “Item 7. Purposes of the Transaction and Plans or Proposals” and the information set forth in the Offer to Purchase under “Introduction” and “Special Factors—Purposes, Reasons and Plans for PennTex After the Exercise of the Limited Call Right” is incorporated herein by reference.

(c)(2) The information set forth in the Schedule 14D-9 under “Item 7. Purpose of the Transaction and Plans or Proposals” and the information set forth in the Offer to Purchase under “Introduction” and “Special Factors—Purposes, Reasons and Plans for PennTex After the Exercise of the Limited Call Right” is incorporated herein by reference.

(c)(3) The information set forth in the Schedule 14D-9 under “Item 7. Purpose of the Transaction and Plans or Proposals” and the information set forth in the Offer to Purchase under “Introduction” and “Special Factors—Purposes, Reasons and Plans for PennTex After the Exercise of the Limited Call Right” is incorporated herein by reference.

(c)(4) The information set forth in the Offer to Purchase under “Special Factors—Purposes, Reasons and Plans for PennTex After the Exercise of the Limited Call Right” is incorporated herein by reference.

(c)(5) The information set forth in the Offer to Purchase under “Special Factors—Purposes, Reasons and Plans for PennTex After the Exercise of the Limited Call Right” is incorporated herein by reference.

(c)(6) The information set forth in the Offer to Purchase under “Introduction” and “The Tender Offer—Possible Effects of the Offer on the Market for PennTex Common Units; Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations” is incorporated herein by reference.

(c)(7) The information set forth in the Offer to Purchase under “Introduction” and “The Tender Offer—Possible Effects of the Offer on the Market for PennTex Common Units; Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations” is incorporated herein by reference.

(c)(8) The information set forth in the Offer to Purchase under “Special Factors—Purposes, Reasons and Plans for PennTex After the Exercise of the Limited Call Right” and “The Tender Offer—Possible Effects of the Offer on the Market for PennTex Common Units; Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations” is incorporated herein by reference.

Item 7.	Purposes, Alternatives, Reasons and Effects

Regulation M-A Item 1013

(a)

Purposes. The information set forth in the Schedule 14D-9 under “Item 7. Purpose of the Transaction and Plans or Proposals” and the information in the Offer to Purchase under “Summary Term Sheet,” “Introduction,” “Special Factors—Background of the Offer” and “Special Factors—Purposes, Reasons and Plans for PennTex After the Exercise of the Limited Call Right” is incorporated herein by reference.

(b)

Alternatives. The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation—Background of the Offer” and “Item 4. The Solicitation or Recommendation—Reasons for the Determination and Recommendation of the Conflicts Committee,” and the information set forth in the Offer to Purchase under “Special Factors—Background of the Offer” and “Special Factors—Purpose of and Reasons for the Offer; After the Offer and the Exercise of the Limited Call Right; Consideration of Alternatives” is incorporated herein by reference.

(c)

Reasons. The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation— Reasons for the Determination and Recommendation of the Conflicts Committee,” “Item 4. The Solicitation or Recommendation—Opinion of Evercore Group L.L.C.—Financial Advisor to the Conflicts Committee,” “Item 4. The Solicitation or Recommendation—Management Forecast” and “Annex A—Opinion of Evercore Group L.L.C., dated June 1, 2017,” and the information set forth in the Offer to Purchase under “Special Factors—Background of the Offer” and “Special Factors—Purpose of and Reasons for the Offer; After the Offer and the Exercise of the Limited Call right; Consideration of Alternatives” is incorporated herein by reference.

Projections of non-GAAP Adjusted EBITDA and Distributable cash flow set forth in “Item 4. The Solicitation or Recommendation—Management Forecast” of the Schedule 14D-9 have been made based upon prior results and as a result of the assumptions set forth therein, and thus have not been prepared on the basis of full projected financial statements. Accordingly, the Partnership is unable to provide line item disclosure without unreasonable effort because the projections were not prepared on a line-item basis.

(d)

Effects. The information set forth in the Schedule 14D-9 under “Item 8. Additional Information—Limited Call Right” and the information set forth in the Offer to Purchase under “Summary Term Sheet,” “Introduction,” “Special Factors—Purposes, Reasons and Plans for PennTex After the Exercise of the Limited Call Right,” “The Tender

Offer—Possible Effects of the Offer on the Market for PennTex Common Units; Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations,” “The Tender Offer—Appraisal Rights; “Going-Private” Rules,” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

Item 8.	Fairness of the Transaction

Regulation M-A Item 1014

(a)

Fairness. The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation” is incorporated herein by reference.

(b)

Factors Considered in Determining Fairness. The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation—Reasons for the Determination and Recommendation of the Conflicts Committee,” “Item 4. The Solicitation or Recommendation—Opinion of Evercore Group L.L.C.—Financial Advisor to the Conflicts Committee,” “Item 4. The Solicitation or Recommendation—Management Forecast” and “Annex A—Opinion of Evercore Group L.L.C., dated June 1, 2017” and the information set forth in Exhibit (c)(3) attached hereto is incorporated herein by reference.

Projections of non-GAAP Adjusted EBITDA and Distributable cash flow set forth in “Item 4. The Solicitation or Recommendation—Management Forecast” of the Schedule 14D-9 have been made based upon prior results and as a result of the assumptions set forth therein, and thus have not been prepared on the basis of full projected financial statements. Accordingly, the Partnership is unable to provide line item disclosure without unreasonable effort because the projections were not prepared on a line-item basis.

(c)

Approval of Security Holders. The information set forth in the Schedule 14D-9 under “Item 2. Identity and Background of Filing Person—Tender Offer” and the information set forth in the Offer to Purchase under “Summary Term Sheet—What are the most significant conditions to the offer?,” “Introduction,” and “The Tender Offer—Conditions to the Offer” is incorporated herein by reference.

(d)

Unaffiliated Representative. An unaffiliated representative was not retained for the purpose of representing unaffiliated security holders in negotiating the terms of the offer, or preparing a report concerning the fairness of the transaction.

(e)

Approval of Directors. The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation—Recommendation,” “Item 4. The Solicitation or Recommendation—Reasons for the Determination and Recommendation of the Conflicts Committee” and “Item 4. The Solicitation or Recommendation—Background of the Offer” is incorporated herein by reference.

(f)

Other Offers. Not applicable.

Item 9.	Reports, Opinions, Appraisals and Negotiations

Regulation M-A Item 1015

(a)-(b)

Reports, Opinion or Appraisal; Preparer and Summary of the Report. The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation—Background of the Offer,” “Item 4. The Solicitation or Recommendation—Opinion of Evercore Group L.L.C.—Financial Advisor to the Conflicts Committee,” “Item 5. Persons/Assets, Retained, Employed, Compensated or Used” and “Annex A—Opinion of Evercore Group L.L.C., dated June 1, 2017” and the information set forth in Exhibits (c)(2) and (c)(3) attached hereto is incorporated herein by reference.

(c)

Availability of Documents. Copies of the report, opinion or appraisal referenced in this Item 9 will be made available for inspection and copying at the Partnership’s principal executive offices located at 8111 Westchester Drive, Suite 600, Dallas Texas 75225 during regular business hours by any unitholder or unitholder representative who has been so designated in writing.

Item 10.	Source and Amounts of Funds or Other Consideration

Regulation M-A Item 1007

(a)

Source of Funds. The information set forth in the Offer to Purchase under “Summary Term Sheet—Do you have the financial resources to pay for all of the PennTex common units that you are offering to purchase?” and “The Tender Offer—Source and Amount of Funds” is incorporated herein by reference.

(b)

Conditions. The information set forth in the Offer to Purchase under “Summary Term Sheet—What are the most significant conditions to the offer?” and “The Tender Offer—Conditions to the Offer” is incorporated herein by reference.

(c)

Expenses. The information set forth in the Schedule 14D-9 under “Item 5. Persons/Assets, Retained, Employed, Compensated or Used” and the information set forth in the Offer to Purchase under “The Tender Offer—Section 15—Fees and Expenses” is incorporated herein by reference.

The following table presents the estimated fees and expenses incurred or to be incurred by the Partnership in connection with the offer:

Description	Amount to be Paid
Financial advisor fees	$1,750,000
Legal fees and expenses	$225,000
Miscellaneous expenses	$25,000
Total	$2,000,000

(d)

Borrowed Funds. The information set forth in the Offer to Purchase under “Summary Term Sheet” and “The Tender Offer—Source and Amount of Funds” is incorporated herein by reference.

Item 11.	Interest in Securities of the Subject Company

Regulation M-A Item 1008

(a)-(b) Ownership of Securities; Securities Transactions. The information set forth in the Schedule 14D-9 under “Item 3. Past Contacts, Transactions, Negotiations and Agreements” and “Item 6. Interest in Securities of the Subject Company,” and the information set forth in the Offer to Purchase under “Special Factors—Transactions and Arrangements Concerning the PennTex Common Units” and “Schedule B—Ownership of PennTex Common Units by ETP and Certain Related Persons” and in the Partnership’s Annual Report on Form 10-K for the year ended December 31, 2016 under “Part III. Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Unit Holder Matters” is incorporated herein by reference.

Item 12.	The Solicitation or Recommendation

Regulation M-A Item 1012(d) and (e)

(d)

Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation—Intent to Tender” and the information set forth in the Offer to Purchase under “Introduction,” “Special Factors—Transactions and Arrangements Concerning the PennTex Common Units” and “The Tender Offer—Certain Information Concerning ETP” is incorporated herein by reference.

(e)

Recommendations of Others. The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation—Recommendation” and “Item 4. The Solicitation or Recommendation—Reasons for the Determination and Recommendation of the Conflicts Committee,” and the information set forth in the Offer to Purchase under “The Tender Offer—Certain Information Concerning ETP” is incorporated herein by reference.

Item 13.	Financial Statements Consideration

Regulation M-A Item 1010(a) through (b)

(a)

Financial Information. The audited consolidated financial statements of the Partnership as of and for the fiscal years ended December 31, 2016 and December 31, 2015, and the notes thereto, are incorporated herein by reference to “Part II—Item 8—Financial Statements and Supplementary Data” of the Partnership’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, filed with the SEC on February 3, 2017. The unaudited consolidated financial statements of the Partnership as of and for the quarters ended March 31, 2017 and March 31, 2016, and the notes thereto, are incorporated herein by reference to “Part I—Item 8—Financial Information” of the Partnership’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2017, filed with the SEC on May 5, 2017. The information set forth in the Offer to Purchase under “The Tender Offer—Section 9—Certain Information Concerning PennTex” is incorporated herein by reference.

(b)

Pro Forma Information. Pro forma financial information is not material to the Offer.

Item 14.	Persons/Assets Retained, Employed, Compensated or Used

Regulation M-A Item 1009

(a)

Solicitations or Recommendations. The information set forth in the Schedule 14D-9 under “Item 5. Persons/Assets, Retained, Employed, Compensated or Used” is incorporated herein by reference. Reference is further made to the information set forth in the Offer to Purchase under “The Tender Offer—Fees and Expenses” with respect to the persons employed or retained by ETP.

(b)

Employees and Corporate Assets. The information set forth in the Schedule 14D-9 under “Item 5. Persons/Assets, Retained, Employed, Compensated or Used” is incorporated herein by reference.

Item 15.	Additional Information

Regulation M-A Item 1011(b) and (c)

(b)

Golden Parachute Payments. None.

(c)

Other Material Information. The information set forth in the Schedule 14D-9 under “Item 8. Additional Information” and the information set forth in the Offer to Purchase, including all annexes thereto, is incorporated herein by reference.

Item 16.	Exhibits

Regulation M-A Items 1016(a) through (d), (f) and (g)

The following exhibits are filed herewith:

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated May 18, 2017 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO).

(a)(1)(B)	Supplement No. 1 to Offer to Purchase, dated June 9, 2017 (incorporated by reference to Exhibit (a)(1)(i)(a) to the Schedule TO).

(a)(1)(C)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO).

(a)(1)(D)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO).

(a)(1)(E)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO).

(a)(1)(F)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO).

(a)(1)(G)	Form of Summary Advertisement to be published in The Wall Street Journal (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO).

(a)(1)(H)	Press Release of ETP, dated May 18, 2017 (incorporated by reference to Exhibit (a)(1)(vii) to the Schedule TO).

(a)(1)(I)	Press Release of the Partnership, dated May 19, 2017 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule 14D-9).

(a)(1)(J)	Press Release of the Partnership, dated June 1, 2017 (incorporated by reference to Exhibit (a)(1)(B) to the Schedule 14D-9).

(a)(2)(A)	Solicitation/Recommendation Statement on Schedule 14D-9 (incorporated by reference to the Schedule 14D-9 filed by the Partnership with the SEC on June 2, 2017).

(a)(2)(B)	Amendment No. 1 to Solicitation/Recommendation Statement on Schedule 14D-9 (incorporated by reference to Amendment No. 1 to the Schedule 14D-9 filed by the Partnership with the SEC on June 13, 2017).

(a)(2)(C)	Amendment No. 2 to Solicitation/Recommendation Statement on Schedule 14D-9 (incorporated by reference to Amendment No. 2 to the Schedule 14D-9 filed by the Partnership with the SEC on June 19, 2017).

(b)(1)	Second Amended and Restated Credit Agreement dated as of October 27, 2011 among Energy Transfer Partners, L.P., Wells Fargo Bank, National Association, as Administrative Agent, Swingline Lender and an LC Issuer, the other lenders party thereto and Wells Fargo Securities, LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and RBS Securities Inc., as Joint Lead Arrangers and Joint Book Managers (incorporated by reference to Exhibit (b)(1) to the Schedule TO).

(b)(2)	First Amendment, dated as of November 19, 2013, to Second Amended and Restated Credit Agreement, dated October 27, 2011 among Energy Transfer Partners, L.P., Wells Fargo Bank, National Association, as Administrative Agent, Swingline Lender and an LC Issuer, the other lenders party thereto and Wells Fargo Securities, LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and RBS Securities Inc., as Joint Lead Arrangers and Joint Book Managers (incorporated by reference to Exhibit (b)(2) to the Schedule TO).

(c)(1)	Opinion of Evercore Group L.L.C., dated June 1, 2017 (incorporated by reference to Annex A to the Schedule 14D-9).

(c)(2)	Presentation to Conflicts Committee by Evercore Group L.L.C., dated May 28, 2017 (incorporated by reference to Exhibit (c)(2) to the Original Schedule 13E-3).

(c)(3)	Presentation to Conflicts Committee by Evercore Group L.L.C., dated June 1, 2017 (incorporated by reference to Exhibit (c)(2) to the Schedule TO).

(d)	Contribution Agreement, dated October 24, 2016 by and among Energy Transfer Partners, L.P. and NGP X US Holdings, LP, PennTex Midstream Partners, LLC, MRD Midstream LLC, WHR Midstream LLC and certain individual investors and managers named therein. (incorporated by reference to Exhibit (d) to the Schedule TO).

(e)	The information contained under the headings “Business—Our Relationship with Energy Transfer,” “Certain Relationships and Related Party Transactions, and Director Independence,” “Executive Compensation—Compensation of Directors” and “Security Ownership of Certain Beneficial Owners and Management and Related Unit Holder Matters” in the Partnership’s Annual Report on Form 10-K filed on February 3, 2017 (incorporated by reference to Exhibit (e)(1) to Schedule 14D-9).

(f)	None.

(g)	None.

(h)	None.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

PENNTEX MIDSTREAM GP, LLC
Date: June 19, 2017	/s/ Kelcy L. Warren
	Name:	Kelcy L. Warren
	Title:	Chief Executive Officer
PENNTEX MIDSTREAM PARTNERS, LP By: PennTex Midstream GP, LLC, its general partner

Date: June 19, 2017	/s/ Kelcy L. Warren
	Name:	Kelcy L. Warren
	Title:	Chief Executive Officer